EXHIBIT 99.(a)(16)

Emerald Dairy Extends Terms of Offer for Early Exercise of Warrants

RESTON, Va., February 20, 2009 — (Xinhua-PR Newswire) — Emerald Dairy Inc. (OTCBB: EMDY) announced today that the Company has extended the terms of its offer to existing warrant holders to exercise their warrants on amended terms. The offer to exercise the warrants on amended terms was scheduled to expire on February 20, 2009, but has been extended by the Company until February 27, 2009. If all of the Company’s outstanding warrants to purchase approximately 8.0 million shares are exercised according to the amended terms, the Company should receive funds for approximately $16.9 million. To date, 20 warrant holders have exercised their warrants for 265,742 shares under the amended terms. The Company expects to apply the proceeds from the exercise of warrants toward the cost of constructing a new production facility.

Amended terms, originally offered on April 24, 2008, include the following:

•	With respect to the 373,344 warrants having an exercise price of $0.94 per share, a holder accepting the offer may exercise some or all of the warrants at $0.75 per share of Common Stock;

•	With respect to the 1.3 million warrants having an exercise price of $1.50 per share, a holder accepting the offer may exercise some or all of the warrants at $1.20 per share of Common Stock;

•	With respect to the 1.4 million warrants having an exercise price of $2.04 per share, a holder accepting the offer may exercise some or all of the warrants at $1.63 per share of Common Stock; and

•	With respect to the 4.9 million warrants having an exercise price of $3.26 per share, a holder accepting the offer may exercise some or all of the warrants at $2.61 per share of Common Stock.

Warrant holders with questions or concerns regarding the option to exercise warrants should contact the exchange agent for the offer, Computershare, Inc., Suite V, 250 Royall Street, Canton, MA 02021, or by telephone at 800-546-5141.

About Emerald Dairy Inc.:

Through its wholly-owned operating subsidiaries, Emerald Dairy Inc. is a producer and distributor of infant and children’s formula, milk powder and soybean products in the People’s Republic of China. The Company’s products are sold under two brand names — “Xing An Ling” and “Yi Bai.”

Certain statements in this release and other written or oral statements made by or on behalf of the Company are “forward looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company’s services and projects and the Company’s continued access to capital and other risks and uncertainties. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements.

For more information, please contact:
     Dan Stepanek
     Consulting for Strategic Growth 1
     Tel:   +1-646-205-7767
     Email: dstepanek@cfsg1.com